CHINA FIRE & SECURITY GROUP, INC.
B-2508 TYG Center, C2, Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People’s Republic of China

November 11, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington D.C. 20549
United States of America

Attention: Mr. Terrence O’Brien

Re:	China Fire & Security Group, Inc.
Quarterly Report on Form 10-Q for the Quarterly Period ended
March 31, 2009
Filed May 11, 2009
File No. 1-33588

Quarterly Report on Form 10-Q for the Quarterly Period ended
June 30, 2009
Filed August 10, 2009
File No. 1-33588

Dear Mr. O’Brien：

On behalf of China Fire & Security Group, Inc. (“CFSG”), we hereby submit this response letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter dated November 6, 2009, with respect to our above referenced Quarterly Reports on Forms 10-Q for the quarterly periods ended March 31, 2009 (“Q1 Form 10-Q”) and June 30, 2009 (“Q2 Form 10-Q”).

For the convenience of the Staff, each of the Staff’s comments is set out immediately preceding the corresponding response.

We understand and agree that:

●	CFSG is responsible for the adequacy and accuracy of the disclosure in the filings

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●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

●	CFSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Form 10-Q for the period ended March 31, 2009

Item 4. Controls and Procedures, page 38

1.
We note in your amended Form 10-K your management concluded that disclosure controls and procedures were not effective and that there were no changes in internal control over financial reporting during 2008.  We note herein that your management concluded that disclosure controls and procedures were effective at March 31, 2009 but that there were no changes in internal control over financial reporting during this quarter.  Given this, it is unclear how you are able to conclude that disclosure controls and procedures were effective at March 31, 2009, if there have been no changes in internal control over financial reporting during either the year ended December 31, 2008 or in the period ended March 31, 2009.  Please explain or amend your March 31, 2009 Form 10-Q accordingly.

Response:

Please be advised that we will amend our Form 10-Q for the period ended March 31, 2009 to disclose that disclosure controls and procedures were not effective at March 31, 2009.

2.
We note you have concluded in the June 30, 2009 Form 10-Q that your disclosure controls and procedures were effective at that date.  Given the revised conclusion regarding disclosure controls and procedures at December 31, 2008, please revaluate your conclusion at June 30, 2009 and advise.  In this regard, please consider whether the changes made in internal control over financial reporting during the second quarter sufficiently addressed the material weaknesses previously identified to support an “effective” conclusion.

Response:

We advise the Staff that in the second quarter of 2009, we hired additional skilled project budgeting personnel and senior managers to enhance our project budgeting team to meet the increased needs of our expanding number of projects. We redesigned our project budgeting process and augmented our monitoring procedures to ensure timely updates of project budgets that reflect the best estimate of project costs under construction. We also increased the effectiveness and frequency of communications between our accounting, project budgeting and project implementation departments through regularly scheduled inter-department meetings.

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We hired an external U.S. GAAP accounting consultant with relevant accounting experience, skills and knowledge in the financial reporting processes to provide U.S. GAAP knowledge training to our existing accounting staff. We also enforced senior management’s checks and approvals process to ensure the accuracy of our daily bookkeeping.

Based on the results of management’s self-testing, we believe we have remediated the material weaknesses in our internal control over financial reporting, as of the end of the second quarter of 2009.  Therefore, based on management’s evaluation, with the participation of our Chief Executive Officer and Principal Accounting and Financial Officer, of our disclosure controls and procedures, we have concluded that our disclosure controls and procedures are effective as of the end of the second quarter of 2009.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com

Sincerely,

CHINA FIRE & SECURITY GROUP, INC.

Date: November 11, 2009	By:	/s/ Xiaoyuan Yuan
Name: Xiaoyuan Yuan
Title: Principal Accounting Officer and Principal Financial Officer

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